Aridis Pharmaceuticals, Inc.

983 University Avenue, Bldg. B

Los Gatos, CA 95032

September 8, 2022

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	Aridis Pharmaceuticals, Inc.
Form S-3
File No. 333-267279

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Aridis Pharmaceuticals, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Daylight Time, on Monday, September 12, 2022, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

ARIDIS PHARMACEUTICALS, INC.

By:	/s/ Vu Truong
Name:	Vu Truong
Title:	Chief Executive Officer